Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-154975
September 16, 2009
TNP STRATEGIC RETAIL TRUST, INC.
     On September 11, 2009, TIC Monthly, a real estate industry publication published by GlobeSt.com, published an article entitled “Sponsor UpClose: Thompson National Properties,” concerning TNP Strategic Retail Trust, Inc. (which we refer to as “TNP Strategic Retail Trust” and, together with its subsidiaries, “we”, “our”, and “us”), its sponsor, Thompson National Properties, LLC, and its affiliates, the full text of which is reproduced below.
Clarifications and Corrections
     The article published by TIC Monthly was not prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the article prior to September 11, 2009. With the exception of the quotations attributed directly to Mr. Anthony W. Thompson, Mr. Vince Wall and Mr. Greg Genovese in the article, the article represents the author’s opinion, which is not endorsed or adopted by us.
     We believe that the following information is appropriate to clarify or correct information included in the article:
          1. The article states in the tenth paragraph that, “[e]arlier this month the REIT already had its first acquisition in the works, a Longs drugstore-anchored property with other national tenants such as McDonald’s, Goodyear and Starbucks, outside of Honolulu. Thompson says he’s purchasing the property at an 11% cap rate and that the seller needs to dispose one of their better assets to solve other problems in their portfolio. Six and a half years remain on the property’s assumable loan, which has a 5.36% interest rate. Right behind that, the REIT is lining up the acquisition of an REO drugstore-anchored strip center in Southern California at a 9% cap.” We note that our board of directors has authorized our officers to pursue a transaction with respect to each of the properties described above, which we refer to as the “targeted assets.” However, the acquisition of the targeted assets is in each case contingent upon a number of factors, including, but not limited to, the following: (i) the sale of the minimum amount of $2,000,000 in shares of our common stock required to release the offering proceeds held in escrow in accordance with our prospectus; (ii) the sale of a sufficient number of shares of our common stock in our offering to fund the balance of the purchase price for the targeted assets; (iii) the receipt of the consents of any lenders relating to existing indebtedness on the targeted assets and the receipt of other applicable third party consents; and (iv) completion of satisfactory due diligence and appraisals regarding the targeted assets. The acquisition of the targeted assets is, in each case, subject to certain conditions, in addition to those set forth above, and there can be no assurance that we will be able to complete the acquisition of the targeted assets on the terms described above, or at all.

     2. Undue emphasis should not be placed on the statements by Greg Genovese, in the eleventh paragraph of the article, that “[h]aving a retail REIT that goes after the grocery-anchored shopping center, anchored by quality tenants, necessity pharmacies, inline stores with great credit—those are the types of tenants and those are the types of leases that give the investor not only the best upside potential from value...but on top of that you have such a great inflation hedge as well,’ and ‘[p]eople want capital preservation, people want income, and they know they can get it from this product...Everybody always wants the best potential for return with the lowest risk, and we believe strongly that grocery-anchored retail in the western United States gives them the best ability to get that.” As with any forward-looking statements, these statements and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read the section of our prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”
     TIC Monthly is published by GlobeSt.com, a provider of financial news and information on the real estate industry and is in the business of, among other things, publishing written communications. TIC Monthly GlobeSt.com are wholly unaffiliated with TNP Strategic Retail Trust and its affiliates, including Thompson National Properties, LLC, and neither TNP Strategic Retail Trust nor any of its affiliates made any payment or gave any consideration to TIC Monthly in connection with the publication of the following article.
Text of the Article
Sponsor UpClose: Thompson National Properties
By: Michelle Napoli
Thompson National Properties LLC

Irvine, CA
What does one of the original founders of the tenant-in-common industry, whose own name and company name became virtually synonymous with “TIC market,” do after he merges Triple Net Properties with a publicly traded company? Tony Thompson, who it’s fair to say needs no introduction to TIC Monthly readers, rings the closing bell of the New York Stock Exchange and then just a few short months later leaves the board of Grubb & Ellis Co. to start his own new company from scratch.
And in the 16 months or so since Thompson launched Thompson National Properties LLC, he has grown the Irvine, CA-based company to a total of seven offices (he expects to add an eighth shortly) and a 125-employee roster that seems to grow every month. He has launched an opportunity fund for institutional investors; a value-add fund for retail investors; a debt fund; a participating notes program; a joint venture green building fund;

a Delaware Statutory Trust platform; and, most recently, a publicly registered, non-traded retail REIT with a $1 billion initial offering.
“Experiences you’ve had in the past obviously influence your goals, objectives, plans, dreams and visions for a new company,” says chief executive officer Thompson. “The goal here is to continue to expand...At Thompson National I want to build on what we did at Triple Net Properties, and grow to a company that will be a survivor and a leader in delivering world class investment and customer service.”
The company’s focus is currently split among three key areas. One is third-party management of assets on behalf of other investors, and Thompson says he’s invested significantly in the company’s accounting, finance and property and asset management infrastructure. Since October of 2008, the company has taken on approximately 80 such assignments, encompassing about 13 million square feet of primarily office and retail as well as some industrial and multifamily properties. Some 1,500 tenants-in-common in deals sponsored by Argus Realty Investors, DBSI, Grubb & Ellis, TSG and others have selected TNP to be its replacement manager, Thompson notes; he says the company is in contract to buy management agreements for 12 or 13 TSG properties, subject to TIC and lender approval, and as a result will take on three former TSG employees in a Chicago office.
As an example of how TNP can manage properties with greater efficiency, Thompson offers this: by using the same insurance broker he established a track record with at Triple Net, TNP was able to save $600,000 on annual property and liability insurance premiums for a group of 26 properties it now manages for the owners. Another example: by bidding out to electricity providers for one Texas building, TNP will save the TIC owners $224,000 over a 12-month period.
“One of our strengths is we aggressively cut costs. We make sure that our operating expenses are below the BOMA averages, and as a result we’re more competitive in the marketplace to get leasing,” says Vince Wall, senior vice president of investor finance. Aggressive leasing and marketing, making the most of relationships with lenders and strong communications with property investors are also key to TNP’s taking over properties as third-party manager, he says.
“We’re going to keep pursuing these opportunities for as long as they exist. You’ve got a lot of sponsors out there that are in trouble...a lot of them just want to get out of the business. As long as there are properties to pursue, we’re going to continue to pursue them,” Wall adds of TNP’s TIC takeover strategy.
“We’ve been approved by master and special servicers, we’ve been approved by banks, all the lenders on those 80-plus properties on behalf of those 1,500 TICs to be the substitute manager. That speaks volumes in this environment about our experience, track record and financial strength,” says Thompson. “We have been successful in diversifying into third-party management, and we are going to continue to do more of that.” He adds that that growth will come not just from TIC investors, but from other sources such as banks, special servicers and receiverships. Given those opportunities, his goal for the third-party management portion of TNP is to have 25 million square feet by the end of the year and 100 million square feet by the end of 2010.

But what about real estate buying opportunities? Thompson sees those, too. A significant amount of those opportunities, and a second key area of focus for the company, will be for TNP Strategic Retail Trust Inc. The new REIT is focused on buying primarily grocery-anchored retail in the western US, a property type and geographic focus Thompson has prior experience in. “Why retail?” he asks. “The answer is, nobody else is doing it, so therefore I think it’s probably a great idea...Quite honestly, I haven’t seen retail cap rates and retail opportunities at this level of pricing since 1995.”
Earlier this month the REIT already had its first acquisition in the works, a Longs drugstore-anchored property with other national tenants such as McDonald’s, Goodyear and Starbucks, outside of Honolulu. Thompson says he’s purchasing the property at an 11% cap rate and that the seller needs to dispose one of their better assets to solve other problems in their portfolio. Six and a half years remain on the property’s assumable loan, which has a 5.36% interest rate. Right behind that, the REIT is lining up the acquisition of an REO drugstore-anchored strip center in Southern California at a 9% cap.
“Having a retail REIT that goes after the grocery-anchored shopping center, anchored by quality tenants, necessity pharmacies, inline stores with great credit—those are the types of tenants and those are the types of leases that give the investor not only the best upside potential from value...but on top of that you have such a great inflation hedge as well,” says Greg Genovese, president of TNP’s securities division. “People want capital preservation, people want income, and they know they can get it from this product...Everybody always wants the best potential for return with the lowest risk, and we believe strongly that grocery-anchored retail in the western United States gives them the best ability to get that.”
Launching a new company in such a tough economy, says Genovese, “we knew we needed to have an everyday product that made a lot of sense for the investing public, and what made the most sense is a real estate investment trust.” The non-traded REIT’s registration statement was just declared effective last month, and in two weeks of being able to accept selling agreements, Genovese says 20 were signed with another 40 or so requests for third-party review.
“Our platform and philosophy behind the retail REIT is being very well accepted in the marketplace. We feel very confident in our ability to get to critical mass, to have the appropriate number of broker-dealers on board,” says Genovese. “This is my seventh REIT that I’ve been a part of, and this is the one that I am by far the most excited about, simply because it’s so timely, and the fact that with Tony’s track record and a lot of the talent’s track record, we’re really being welcomed into the broker-dealer marketplace.” The company continues to build its wholesaling team, as well, Genovese notes; it currently has seven internal and seven external wholesalers and expects to expand the team soon to between 15 and 20.

While the REIT’s fundraising is now just getting under way and will be a significant focus going forward, the company is also committed to offering a breadth of product, says Genovese. The third leg of TNP’s business is its other investment products, such as the value-add fund, the participating notes program and, at the core end of the spectrum, the DST/1031 exchange platform. DSTs may not be TNP’s bread and butter, but it will not be merely ancillary, either, Genovese adds.
“As the market demands and as we see good investments, we’ll definitely pull the trigger” on more DST offerings, Genovese says. “We’ll be responsive to the market,” adds Thompson, who says in retrospect his first two DST deals (one a single-tenant deal, the other a multifamily property) may have been larger than preferred given the slow market; the company’s next DST deal is likely to be more modest in size.
Genovese does report seeing some recent pickup in activity, both from 1031 exchangers and from cash investors. “The tenant-in-common/1031 exchange/ DST market is really starting to shake free again—not major movement, but you’re starting to see money come back...That platform has been very successful.”
To get the three key elements of its business in place, Thompson National Properties has clearly grown significantly in a short period of time, and that kind of expansion doesn’t come cheaply or easily. But “the overhead is a great investment,” says Thompson.
“The opportunity that’s been presented to us is a little bigger opportunity faster than we originally had anticipated. Fortunately,” he continues, “we have good banking relationships both on the corporate side and the real estate side, so we’ve been able to finance the growth through a bank line. We capitalized the company with eight figures, because we knew we were going to get nationwide quickly.”
Current Portfolio: So far, TNP has almost 13.5 million square feet of properties under management, its leadership reports.
2008/2009 Equity Raised: TNP has raised about $60 million of equity across its programs in the 13 months it has had product out on the market. “Other companies would be hard pressed to say they raised that amount in that short period of time,” says Genovese. More than $10 million of the total has been raised from 90 investors in the company’s two DST offerings.
2010 Projections: Time will tell. The Retail REIT, with a $1 billion offering, will be a focus for fundraising for the remainder of 2009 and going forward, says Genovese, who adds that for an offering of that size, a 24 to 26-month time period for fundraising is realistic.
Properties Gone Full Cycle: None yet for TNP.
Property Type Focus: The DST program is focused on multifamily and triple-net properties; Thompson says he sees particular opportunity in corporate sale-leasebacks transactions these days. “We’re seeing a lot of single-tenant triple-net lease deals trending up toward that 10% cap rate range. So those are pretty compelling opportunities.” The REIT, as its name suggests, is focused on retail assets, primarily grocery-anchored in the western US. Other purchases by TNP have involved office buildings and an asset with both office and restaurant uses.

Regional Focus: TNP is a national company, though so far most of its purchases have been in markets in the south or west, such as Baton Rouge, LA, Dallas, Las Vegas and Park City, UT. The Retail REIT will be focused on acquiring properties in the western US, not just the West Coast but also Texas and cities like Denver and Albuquerque, NM, markets that Genovese says are expected to have the lowest vacancy rates for the next few years, that have the best likelihood of increases in population and that have the highest retail sales per square foot.
Recent Transactions: Millennium Towne Center, a 276-unit multifamily property in Baton Rouge, purchased for DST investors. Construction of the luxury apartment community was completed in 2007.
TIC or DST: For co-ownership investments, TNP is focused on the DST structure, which is both lender friendly and allows for a greater number of investors and a smaller minimum investment size. “We feel the DST is a more powerful investment tool for the 1031 exchange, and for a lot of different reasons , and part of that is going to be that the lending community has a lot of say,” says Genovese. TNP has no plans to offer TIC investments, he adds, but it hasn’t ruled it out, either.
Financial Capability: Internal capital, a convertible preferred offering, recurring fees from third-party management and a bank line are TNP’s key financial resources.
Closings: For its DST deals, TNP acquires the property prior to offering interests to investors.
Other Relevant Investment Vehicles: In addition to its DST program and the TNP Strategic Retail Trust REIT, Thompson National Properties has sponsored the opportunistic Bruin Fund, which is closed out; a value-add Vulture Fund; and the $100 million TNP/SLI Green Building Fund, a joint venture with Shangri-La Industries LLC. It also has a participating note program and has closed out its TNP Debt Fund.
TNP Strategic Retail Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents TNP Strategic Retail Trust has filed with the SEC for more complete information about TNP Strategic Retail Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TNP Strategic Retail Trust, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-982-7846.